

April 28, 2014

Via E-mail
Mr. Philip Bancroft
Chief Financial Officer
ACE Limited
Baerengasse 32
Zurich, Switzerland CH-8001

Re: ACE Limited
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-11778

Dear Mr. Bancroft:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1: Summary of significant accounting policies
c) Deferred policy acquisition costs and value of business acquired, page F-10

1. Please explain to us:
    - How your amortization of policy acquisition costs on traditional long-duration contracts over the estimate life of the contracts, generally in proportion to premium revenue recognized, incorporates methods that include the same assumptions used in estimating your liability for future policy benefits as required by ASC 944-30-35-3.
    - Whether, as your disclosure appears to indicate, you amortize/review for recoverability deferred direct response advertising costs separately from other deferred policy acquisition costs, and if so, how doing so and amortizing these costs over the expected economic future benefit period complies with ASC 944-30.

Schedules
General, page F-82

2. Please provide us a proposed Schedule III for supplementary insurance information by segment as required by Items 7-05 and 12-16 of Regulation S-X to be included in further periodic reports. Otherwise please tell us where you have disclosed this information. In this regard, the statements of operations information appears to be disclosed in your segment footnote, but the balance sheet information does not.

Schedule IV
Supplemental Information concerning Reinsurance, page F-86

3. The information you provide in this schedule is presented in aggregate. Please provide us a proposed revised schedule to be included in future periodic reports that disaggregates your information separately for:
    *   Life insurance;
    *   Accident and health insurance; and
    *   Property and liability insurance.
    Otherwise, tell us where you have disclosed this information or why it is not required.
    See Items 7-05 and 12-17 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant